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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           SUN HYDRAULICS CORPORATION
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
          PAR VALUE $.001 PER SHARE, HAVING AN EXERCISE PRICE OF $16.75
                         (TITLE OF CLASS OF SECURITIES)

                                   866942 10 5
                (CUSIP Number of Underlying Class of Securities)

                                ALLEN J. CARLSON
                             CHIEF EXECUTIVE OFFICER
                          1500 WEST UNIVERSITY PARKWAY
                             SARASOTA, FLORIDA 34243
                                 (941) 362-1200
             (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON(s) FILING STATEMENT)

                                 With a copy to:
                             GREGORY C. YADLEY, ESQ.
                         SHUMAKER, LOOP & KENDRICK, LLP
                                 TAMPA, FL 33602
                                 (813) 229-7600

                            CALCULATION OF FILING FEE

           Transaction Valuation*               Amount of Filing Fee
         --------------------------------------------------------------
                 $203,438                             $41.00

*Calculated solely for purposes of determining the filing fee. This amount assumes that 26,250 shares of restricted stock of the Company will be issued in exchange for 105,000 options eligible to be purchased pursuant to this offer. The aggregate value of the shares of restricted stock was based on the closing price of the Company's common stock on June 8, 2001. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $41                Filing party:  Sun Hydraulics Corporation
Form of registration No.:  Schedule TO        Date filed:    June 12, 2001

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 12, 2001, relating to the offer by Sun Hydraulics Corporation, a Florida corporation (the "Company"), to purchase from 14 of its employees all outstanding options to purchase shares of the Company's common stock, par value $.001 per share, having an exercise price of $16.75 in exchange for shares of restricted stock, upon the terms and subject to the conditions in the Offer to Purchase dated June 12, 2001, and the related Letter of Transmittal, which were attached as Exhibit
(a)(1) and Exhibit (a)(2), respectively, to the Schedule TO.

         1. The second paragraph of Section 6 of the Offer to Purchase, "Certain Conditions of the Offer," incorporated by reference in Items 4(a) and 7(b) of Schedule TO, is hereby amended and restated in its entirety as follows:

                  "Notwithstanding any other provision of the Offer, we will not be required to accept for payment, or make any payment for, any Options tendered and may terminate, amend or extend the Offer, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after the June 12, 2001, and prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by Sun to have occurred) and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by Sun), the occurrence of such event or events makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:"

         2. The last paragraph of Section 6 of the Offer to Purchase, "Certain Conditions of the Offer," incorporated by reference in Items 4(a) and 7(b) of Schedule TO, is hereby amended and restated in its entirety as follows:

                  "The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons. All conditions to the Offer, other than those dependent upon the receipt of necessary government approvals, will be satisfied or waived on or before the Expiration Date."

         3. The Company will not enforce the offeree's acknowledgment provision in the Letter of Transmittal, incorporated by reference in Item 2(b) of Schedule TO, that the offeree has read and understands the Offer to Purchase.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                   SUN HYDRAULICS CORPORATION



                                   By:    /s/ Clyde G. Nixon
                                       ----------------------------------------
                                       Clyde G. Nixon, Chairman


Dated: June 26, 2001